SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2010

List of Exhibits:

1.	News Release entitled, “CNH Agriculture and Construction Equipment Operations Post Improved Operating Profit”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ RICHARD TOBIN
Richard Tobin
Chief Financial Officer

April 21, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn Investor Relations	(630) 887-2385
Ralph Traviati News and Information	(630) 887-2159

CNH Agriculture and Construction Equipment Operations Post Improved Operating Profit

•	EPS of $.16 per share before restructuring and exceptional items from a loss of $.53 per share in the comparable period

•	Reported net sales up 6% (-2% constant currency basis), as good market conditions in Latin America for construction equipment and rotary combines helped to offset weaker conditions in Europe.

•	Operating Profit Margin up 310 basis points to 4.4%

•	Positive equipment operating cash flow for the quarter, net cash position improves to $756 million

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global N.V. (NYSE: CNH - News) April 21, 2010: CNH Global today announced financial results for the first quarter of 2010. Net Sales rose 6.1% to $3,237 million for the first quarter. The Company reported an Operating Profit of $144 million from Equipment Operations for the quarter, up $105 million from the comparable period. Diluted Earnings Per Share Before Restructuring and Exceptional Items was $0.16 compared to a loss of $0.53 per share for first quarter 2009.

In a mixed agricultural capital goods trading environment, CNH was able to post improved profit performance over the prior year. Demand in North America was firm and Latin America strong on stable commodity pricing. The improving market conditions resulted in better than forecasted demand for agricultural equipment in the Americas, particularly tractors and combines, in a competitive pricing environment. Trading conditions in Western Europe and the CIS remained at reduced levels due to a continuing decline of overall economic conditions, while Asia and the Middle East demonstrated signs of improvement. The negative impact from reduced tractor unit sales and weaker demand in certain geographical markets was offset by improved mix of rotary combines in the Company’s product portfolio, the benefits of prior period restructuring actions, and improved industrial economics lifting agricultural equipment gross margins 210 basis points from the comparable prior period.

The construction equipment sector displayed similar dynamics with unevenly distributed geographical demand mirroring overall differences in economic activity. For CNH, this resulted in good performance on the back of the Company’s strong presence in Latin America and certain countries in Asia, combined with an improved industrial performance in North America which came off a low base. These served to offset a sluggish demand environment in Western Europe resulting in year-over-year top line growth of 27%. The sector’s operating loss for the period narrowed as a result of cost alignment actions taken in 2009, reduced manufacturing input costs, and a favorable geographical mix despite the Company’s sub-scale exposure to the high growth China market, and difficult pricing conditions in Western Europe and North America. For construction equipment, the Company continued to under produce retail sales during the quarter in an effort to work off finished goods inventory in low demand geographies and in preparation for new product launches of Tier IV equipment. Plans are in place for a step up of production in support of markets demonstrating improving demand conditions.

Equipment Operations generated $117 million in cash flow from operating activities. This was used to finance net capital expenditures of $32 million and to pay down debt. CNH Equipment Operations ended the quarter with a net cash position of $756 million, up 43% from the end of fiscal year 2009 and 185% from the same period last year.

“Our first quarter results highlight the impact of a more stable market and the results of our work to reduce costs. We have reduced structural costs and this is the main driver of our improved financial performance,” said Harold Boyanovsky, CNH President and CEO. “We are encouraged to see the market improvements, but we will continue to exercise tight controls over our operations.”

CNH Capital successfully completed $1.3 billion in retail and wholesale financing transactions during the quarter as the ABS market conditions continued to improve.

Net Income Attributable to CNH was $16 million in the first quarter of 2010 compared with a net loss of $126 million in the same period of 2009. Diluted Earnings Per Share was $0.07 for the quarter, compared with a loss of $0.53 per share in the first quarter of 2009. For the first quarter of 2010, the Company incurred consolidated tax expense of $70 million, which included $26 million of tax charges due to the geographic mix of earnings and the $20 million impact of the new U.S. Patient Protection and Affordable Care Act.

2010 CNH Outlook

CNH will be discussing its market outlook and strategic business plan in a subsequent press release to be issued today which also discusses the Company’s strategic business plan for 2010-2014.

First Quarter 2010 Highlights

(Unaudited, US$ in millions, except per share data and percentages)

	Quarter Ended		Percent Change
	3/31/2010	3/31/2009
Net Sales of Equipment	$3,237	$3,052	6.1%
Equipment Operations Operating Profit	$144	$39	269.2%
Financial Services Net Income	$51	$1	n.a.
Net Income (Loss) Attributable to CNH	$16	$(126)	n.a.
Restructuring and Exceptional Items	$22	$1	n.a.
Net Income (Loss) Before Restructuring and Exceptional Items	$38	$(125)	n.a.
Diluted Earnings (Loss) Per Share (EPS)*	$0.07	$(0.53)	n.a.
Diluted EPS Before Restructuring and
Exceptional Items	$0.16	$(0.53)	n.a.

*	Attributable to CNH Global N.V. Common Shareholders

First Quarter Commercial Highlights

Worldwide agricultural industry retail unit sales increased 14% compared to the first quarter of 2009. Global retail tractor sales rose 14% and global retail combine sales fell 2% for the quarter. Tractor and combine sales rose slightly in North America while they declined sharply in Western Europe, where economic conditions continue to be challenging. Latin America saw significant increases in both tractor and combine markets on strong growth and commodity prices. Rest of World markets saw significantly stronger tractor sales, and weaker combine volumes.

CNH market share for tractors declined in North America, especially in the under 40 hp segment where the Company is reducing inventory in preparation for the introduction of new models later this year. European market share remained stable and Latin American market share declined due to heavy competitive pricing in the high volume, small and mid-sized categories. Share in Rest of World markets fell slightly.

CNH market share for combines was up in the first quarter. In North America, CNH increased market share by targeting key cash crop customers. In Western Europe, market share was stable, while Latin American market share rose significantly on strong demand for newly introduced CNH rotary combines. The Company picked up market share in Rest of World markets. CNH benefited from increased demand in Turkey where its brands are strongly positioned in the agricultural capital goods sector. In March 2010, the Company finalized an agreement to jointly manufacture agriculture and construction equipment with OJSC KAMAZ in Russia.

Global industry unit volume of construction equipment rose 31% in the first quarter compared to the prior year, with light equipment up 21% and heavy equipment up 40%. In both the North American and Western European markets, demand for the light and heavy segments continued to decline, albeit at reduced rates. In Latin America, the market rebounded compared to a weak first quarter last year on strong infrastructure and construction spending. Rest of World markets’ industry sales of construction equipment jumped more than 50 % for light and heavy equipment, dominated by demand in China on the back of infrastructure and commodity related spending.

In North America, CNH market share was in line for heavy and fell slightly in the light segments amid intense pricing competition. In Western Europe, CNH share was comparable with the prior year in the light equipment segment and increased in the heavy equipment segment. CNH share in Latin America was down for light equipment while market share increased in the heavy segment as our local manufacturing base was able to meet demand for key customers in a very tight market. In Rest of World markets, CNH saw no significant change in market share.

Market Outlook

CNH anticipates that global agriculture equipment markets will be flat to up 5% in 2010. The CNH outlook for the global construction equipment markets is for an increase of approximately 15-20 % in 2010.

First Quarter 2010 Net Sales – Equipment Operations

Net Sales of Equipment (Unaudited, US$ in millions, except percents)	Quarter Ended		Percent Change
	3/31/2010	3/31/2009
Agricultural Equipment	$2,626	$2,572	2.1%
Construction Equipment	611	480	27.3%

Total Net Sales of Equipment	$3,237	$3,052	6.1%

Agricultural Equipment’s Net Sales were up 2.1% in the first quarter versus the comparable period in 2009 (-5.4 % on a constant currency basis). Construction equipment revenue rose 27.3% against first quarter last year (16.5% on a constant currency basis), as production significantly increased against 2009 with improved market conditions and reduction of finished goods inventory.

Equipment Operations Gross & Operating Profit and Margin

Gross and Operating Profit and Margin (Unaudited, US$ in millions, except percents)	Quarter Ended		Change
	3/31/2010	3/31/2009
Gross Profit and Margin:
Agricultural Equipment	$480	$417	15.1%
Construction Equipment	59	8	637.5%

Total Gross Profit	$539	$425	26.8%

Agricultural Equipment	18.3%	16.2%	2.1	pts
Construction Equipment	9.7%	1.7%	8.0	pts
Total Gross Margin	16.7%	13.9%	2.8	pts

Operating Profit and Margin:
Agricultural Equipment	$180	$130	38.5%
Construction Equipment	(36)	(91)	n.a.

Total Operating Profit	$144	$39	269.2%

Agricultural Equipment	6.9%	5.1%	1.8	pts
Construction Equipment	(5.9)%	(19.0)%	13.1	pts
Total Operating Margin	4.4%	1.3%	3.1	pts

Equipment Operations’ Gross Profit in the first quarter was $539 million, up 26.8% from the comparable period last year. The 280 basis point increase in gross margin was primarily driven by better fixed cost absorption in the construction equipment operations, more favorable net pricing, and the results of prior period restructuring actions to lower industrial costs.

Operating Margin was 4.4%, and operating profit improved $105 million over the comparable period last year. Agricultural Equipment Operating Margin increased 180 basis points for the quarter to 6.9%; Construction Equipment Operating Margin improved from (19.0%) in the first quarter last year to (5.9%).

First Quarter 2010 Operating Review – Financial Services

Financial Services Highlights (Unaudited, US$ in millions, except percents)	Quarter Ended		Percent Change
	3/31/2010	3/31/2009
Net Income Before Restructuring and Exceptional Items	$51	$2	2,450.0%
On-Book Asset Portfolio	$16,446	$9,131	80.1%
Managed Asset Portfolio	$16,940	$16,982	(0.2)%

For the first quarter, Financial Services’ Net Income Before Restructuring and Exceptional Items was $51 million, compared to $2 million in the respective period a year earlier. First quarter 2009 results included a $33 million ABS loss under that period’s accounting standards. A higher level of on-book receivables, improved net interest margins, increased originations, and continued cost containment initiatives with respect to general and administrative expenses were positive factors in the profit improvement.

As of the beginning of 2010, Financial Services adopted new accounting guidance (FASB Statements No. 166, Accounting for Transfers of Financial Assets, and No. 167, Amendments to FASB Interpretation No. 46(R)) that required the Company to consolidate a significant portion of its securitization trusts. Certain transactions that historically had been accounted for off balance sheet, are now accounted for on the Financial Services balance sheet. The financial information presented prior to January 1, 2010 has not been adjusted for comparison purposes as CNH adopted this guidance prospectively.

Equipment Operations Cash Flow and Net Debt (Cash)

Equipment Operations Cash Flow and Net Debt (Unaudited, U.S. GAAP, US$ in millions)	Quarter Ended
	3/31/2010	3/31/2009
Net Income (loss)	$9	$(133)
Depreciation & Amortization	71	62
Changes in Working Capital*	(53)	(470)
Other**	90	106

Net Cash Provided (Used) by Operating Activities	117	(435)
Net Cash Provided (Used) by Investing Activities***	(51)	(44)
All Other, Including FX Impact for the Period	160	14

(Increase)/Decrease in Net Debt (Cash)	$226	$(465)

Net Debt (Cash)	$(756)	$888

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Changes in Other items such as marketing programs and tax accruals.
***	Excluding Net (Deposits In) / Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its first quarter 2010 results. The conference call Webcast will begin at approximately 1:00 p.m. U.S. Central Time; 2:00 p.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended March 31,
	2010	2009	% Change
	(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,626	$2,572	2%
Construction equipment	611	480	27%

Total net sales	3,237	3,052	6%

Financial services	340	258	32%
Eliminations and other	(57)	(44)

Total revenues	$3,520	$3,266	8%

Net sales:
North America	$1,299	$1,362	(5)%
Western Europe	804	917	(12)%
Latin America	631	320	97%
Rest of World	503	453	11%

Total net sales	$3,237	$3,052	6%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended March 31,		EQUIPMENT OPERATIONS Three Months Ended March 31,		FINANCIAL SERVICES Three Months Ended March 31,
	2010	2009	2010	2009	2010	2009
	(in Millions, except per share data)
Revenues
Net sales	$3,237	$3,052	$3,237	$3,052	$—	$—
Finance and interest income	283	214	29	34	340	258

Total	3,520	3,266	3,266	3,086	340	258

Costs and Expenses
Cost of goods sold	2,698	2,627	2,698	2,627	—	—
Selling, general and administrative	394	380	296	293	98	87
Research and development	99	93	99	93	—	—
Restructuring	2	2	2	1	—	1
Interest expense	202	186	81	79	160	140
Interest compensation to Financial Services	—	—	47	42	—	—
Other, net	56	75	32	47	24	31

Total	3,451	3,363	3,255	3,182	282	259

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	69	(97)	11	(96)	58	(1)
Income tax provision	70	17	60	17	10	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	51	1	3	2
Equipment Operations	7	(21)	7	(21)	—	—

Net income (loss)	9	(133)	9	(133)	51	1
Net income (loss) attributable to noncontrolling interests	(7)	(7)	(7)	(7)	—	—

Net Income (loss) attributable to CNH Global N.V.	$16	$(126)	$16	$(126)	$51	$1

Weighted average shares outstanding:
Basic	237.5	237.4

Diluted	238.2	237.4

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.07	$(0.53)

Diluted EPS	$0.07	$(0.53)

Dividends per share	$—	$—

These Condensed Consolidated Statements of Operations should be read in conjuction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(in Millions)
Assets
Cash and cash equivalents	$874	$1,263	$214	$290	$660	$973
Deposits in Fiat affiliates cash management pools	2,185	2,251	2,153	2,144	32	107
Accounts, notes receivable and other - net	14,210	8,426	944	788	13,541	7,952
Intersegment notes receivable	—	—	2,485	2,398	489	634
Inventories	3,284	3,297	3,284	3,297	—	—
Property, plant and equipment - net	1,694	1,764	1,691	1,761	3	3
Equipment on operating leases - net	600	646	3	3	597	643
Investment in Financial Services	—	—	2,217	2,377	—	—
Investments in unconsolidated affiliates	411	415	329	330	82	85
Goodwill and other intangibles	3,081	3,091	2,923	2,935	158	156
Other assets	2,701	2,055	1,584	1,557	1,117	498

Total Assets	$29,040	$23,208	$17,827	$17,880	$16,679	$11,051

Liabilities and Equity
Short-term debt	$3,098	$1,972	$72	$136	$3,026	$1,836
Accounts payable	2,094	1,915	2,170	2,061	187	151
Long-term debt, including current maturities	11,842	7,436	3,535	3,532	8,307	3,904
Intersegment debt	—	—	489	634	2,485	2,398
Accrued and other liabilities	5,244	5,075	4,800	4,708	456	384

Total Liabilities	22,278	16,398	11,066	11,071	14,461	8,673
Equity	6,762	6,810	6,761	6,809	2,218	2,378

Total Liabilities and Equity	$29,040	$23,208	$17,827	$17,880	$16,679	$11,051

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt (Cash)”	$11,881	$5,894	$(756)	$(530)	$12,637	$6,424

These Condensed Consolidated Balance Sheets should be read in conjuction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended March 31,		EQUIPMENT OPERATIONS Three Months Ended March 31,		FINANCIAL SERVICES Three Months Ended March 31,
	2010	2009	2010	2009	2010	2009
	(in Millions)
Operating Activities:
Net income (loss)	$9	$(133)	$9	$(133)	$51	$1
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	101	92	71	62	30	30
Intersegment activity	—	—	(154)	(89)	154	89
Changes in operating assets and liabilities	(379)	(529)	290	(224)	(669)	(305)
Other, net	(124)	(41)	(99)	(51)	(76)	9

Net cash provided (used) by operating activities	(393)	(611)	117	(435)	(510)	(176)

Investing Activities:
Expenditures for property, plant and equipment	(32)	(46)	(32)	(46)	—	—
Expenditures for equipment on operating leases	(77)	(44)	—	—	(77)	(44)
Net collections from retail receivables	120	699	—	—	120	699
Net withdrawals from (deposits in) Fiat affiliates cash management pools	36	577	(37)	563	73	14
Other, net	49	43	(19)	2	48	41

Net cash provided (used) by investing activities	96	1,229	(88)	519	164	710

Financing Activities:
Intersegment activity	—	—	(70)	(91)	70	91
Net decrease in indebtedness	(88)	(576)	(40)	(5)	(48)	(571)
Other, net	4	—	4	—	20	—

Net cash provided (used) by financing activities	(84)	(576)	(106)	(96)	42	(480)

Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(5)	1	(6)	(9)	1

Increase (decrease) in cash and cash equivalents	(389)	37	(76)	(18)	(313)	55
Cash and cash equivalents, beginning of period	1,263	633	290	173	973	460

Cash and cash equivalents, end of period	$874	$670	$214	$155	$660	$515

These Condensed Consolidated Statements of Cash Flows should be read in conjuction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments, consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2009. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services operations.

2. Recent Accounting Developments – As of the beginning of 2009, CNH adopted new accounting guidance on fair value measurements, business combinations and noncontrolling interests. In April 2009, CNH adopted new accounting guidance related to other-than-temporary impairments.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance related to fair value measurements. The new guidance defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The guidance does not require any new fair value measures but rather eliminates inconsistencies in previous guidance. The guidance was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the effective date of the guidance was delayed to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On January 1, 2008, CNH adopted the guidance except as it applied to those nonfinancial assets and nonfinancial liabilities. The adoption of the remaining guidance for all remaining nonfinancial assets and nonfinancial liabilities on January 1, 2009, did not have a material impact to CNH’s financial position and results of operations.

In December 2007, the FASB issued new accounting guidance on business combinations which establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The new guidance is effective for business combinations occurring in fiscal years beginning after December 15, 2008. The adoption of this guidance on January 1, 2009, did not have a material impact on CNH’s financial position and results of operations.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

In December 2007, the FASB issued new accounting guidance on noncontrolling interests which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The guidance was effective for fiscal years beginning after December 15, 2008 and the accounting requirements were applied prospectively to all non-controlling interests, including those that arose before the effective date. The presentation and disclosure requirements were applied retrospectively for all periods presented, as required by the guidance.

In April 2009, the FASB issued new accounting guidance which amends the other-than-temporary impairment model for debt securities. Under this guidance, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell or will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance as of April 1, 2009 did not have a material impact on CNH’s financial position and results of operations.

In June 2009, the FASB issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The guidance is effective for transactions entered into starting on January 1, 2010. We expect that the impact will be that certain transactions that have historically met the derecognition criteria will no longer qualify for derecognition.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance also addresses the effect of changes required by the new accounting guidance which changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. We will adopt the guidance in 2010. We expect that it will be necessary to consolidate a significant portion, if not all, of our off-book receivables and related liabilities upon adoption of this guidance. The impact is expected to increase assets and liabilities approximately $6.0 billion and decrease equity by approximately $50 million.

3. Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Equity Incentive Plan (“CNH EIP”) and the CNH Outside Directors’ Compensation Plan. For the years ended December 31, 2009 and 2008, pre-tax stock-based compensation costs were $14 million and $300 thousand, respectively. For the three months ended December 31, 2009, pre-tax stock-based compensation costs were $6 million. For the three months ended December 31, 2008, CNH recognized pre-tax income of approximately $21 million.

In April 2009, CNH granted approximately 4.1 million performance-based stock options (at targeted performance levels) under the CNH EIP. As specified fiscal 2009 targets were achieved, one-third of the options vested when 2009 results were approved by the Board of Directors in January 2010 (the

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

“Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. Excluding the impact of forfeitures, CNH expects the actual number of options that will vest to be approximately 2.2 million based on CNH’s 2009 actual results. This grant has a contractual life of five years from the Determination date. The grant date fair value of $9.03 was determined using the Black-Scholes pricing model. CNH expects to recognized expense over the vesting period of approximately $17 million.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	1.61%
Expected volatility	70.63%
Expected life	3.73 years
Dividend yield	0.70%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 69 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4. Accounts and Notes Receivable – In CNH’s receivables securitization programs, certain retail, wholesale finance and credit card receivables are sold and not included in the Company’s consolidated balance sheets. The following table summarizes the principal amount of our receivables that are not included in the consolidated balance sheet as of December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
	(in millions)
Wholesale receivables	$2,316	$2,328
Retail and other notes and finance leases	4,207	3,044
Credit card receivables	181	186

Total	$6,704	$5,558

For the year ending December 31, 2009, utilizing both the public asset securitization and private bank markets, Financial Services closed on $4.0 billion of new retail transactions in North America for a gain of $68 million. In addition, the U.S. wholesale securitization facility closed a TALF eligible $583 million term securitization and a 364-day, $250 million conduit facility, bringing the total U.S. facility size to $1.6 billion at December 31, 2009.

Europe continues to expand its factoring programs in certain European jurisdictions. The amount of outstanding wholesale receivables under these factoring programs was €666 million ($959 million) of which €483 million ($696 million) were sold and, accordingly, removed from the balance sheet.

While the Canadian wholesale securitization facility closed a C$325 million ($309 million) securitization in the fourth quarter, the facility does not qualify for off-book treatment and consequently, is now considered a secured borrowing. In prior years, this facility did qualify as off-book.

Financial Services’ pretax income for the three months ended December 31, 2009, includes $11 million of adjustments which related to prior quarters.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

5. Inventories – Inventories as of December 31, 2009 and 2008 consist of the following:

	December 31, 2009	December 31, 2008
	(in millions)
Raw materials	$660	$995
Work-in-process	189	323
Finished goods and parts	2,448	3,167

Total Inventories	$3,297	$4,485

6. Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the year ended December 31, 2009:

	Balance at December 31, 2008	Amortization	Foreign Currency Translation and Other	Balance at December 31, 2009
	(in millions)
Goodwill	$2,347	$—	$27	$2,374
Other Intangibles	758	(63)	22	717

Total Goodwill and Other Intangibles	$3,105	$(63)	$49	$3,091

The construction equipment reporting units experienced operating losses and other business factors that are different than anticipated at year end 2008. As a result, the Company determined that it needed to evaluate whether or not impairment of goodwill existed at June 30 and September 30, 2009. These evaluations indicated that no goodwill impairment existed on the construction equipment businesses at either date.

The Company performed its annual impairment review of all reporting units during the fourth quarter and concluded there was no impairment as of December 31, 2009.

As of December 31, 2009 and 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		December 31, 2009			December 31, 2008
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$381	$215	$166	$379	$197	$182
Dealer network	25	216	87	129	216	78	138
Software	5	386	267	119	371	238	133
Other	10-30	66	35	31	60	27	33

		1,049	604	445	1,026	540	486
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,321	$604	$717	$1,298	$540	$758

CNH recorded amortization expense related to other intangible assets of approximately $63 million and $65 million for the years ended December 31, 2009 and 2008, respectively.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

7. Debt – The following table sets forth total debt and “Net Debt (Cash)” (total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable) as of December 31, 2009 and 2008:

	Consolidated		Equipment Operations		Financial Services
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(in millions)
Short-term debt:
With Fiat affiliates	$537	$2,240	$7	$356	$530	$1,884
Other	1,435	1,240	129	360	1,306	880
Intersegment	—	—	161	—	1,746	1,976

Total short-term debt	1,972	3,480	297	716	3,582	4,740

Long-term debt:
With Fiat affiliates	2,352	2,984	931	1,766	1,421	1,218
Other	5,084	4,893	2,601	2,075	2,483	2,818
Intersegment	—	—	473	—	652	319

Total long-term debt	7,436	7,877	4,005	3,841	4,556	4,355

Total debt:
With Fiat affiliates	2,889	5,224	938	2,122	1,951	3,102
Other	6,519	6,133	2,730	2,435	3,789	3,698
Intersegment	—	—	634	—	2,398	2,295

Total debt	9,408	11,357	4,302	4,557	8,138	9,095

Less:
Cash and cash equivalents	1,263	633	290	173	973	460
Deposits in Fiat affiliates cash management pools	2,251	2,058	2,144	1,666	107	392
Intersegment notes receivable	—	—	2,398	2,295	634	—

Net debt (cash)	$5,894	$8,666	$(530)	$423	$6,424	$8,243

At December 31, 2009, CNH had approximately $4.4 billion available under $9.2 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $2.4 billion.

On June 1, 2009 the 6% Senior Notes in the aggregate principal amount of $500 million came to maturity and were fully paid back out of CNH’s own liquidity.

On August 17, 2009, Case New Holland, Inc. completed a private offering of $1.0 billion of 7.75% senior notes (the “7.75% Senior Notes”). The 7.75% Senior Notes are due in 2013 and are guaranteed by CNH and certain of its direct and indirect subsidiaries. The net proceeds of this offering were approximately $955 million. The proceeds from this offering are being used primarily for repayment of debt, including repayment of debt owed to Fiat, and general corporate purposes.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. Income Taxes – For the years ended December 31, 2009 and 2008, consolidated effective income tax rates were (98.9%) and 33.3%, respectively. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of tax contingencies, and enacted changes in tax rates. For 2008, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of tax contingencies, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and enacted changes in tax rates.

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment as to the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

The Company is engaged in competent authority income tax proceedings at December 31, 2009. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $55 million to $60 million. The Company has provided for the tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9. Restructuring – During the three months and years ended December 31, 2009 and 2008, expense and utilization related to restructuring were as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Balance, beginning of period	$47	$17	$14	$10
Expense	20	5	102	39
Utilization	(22)	(10)	(73)	(35)
Foreign currency translation and other	—	2	2	—

Balance, end of period	$45	$14	$45	$14

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing its manufacturing footprint and reducing salaried headcount. In June 2009, CNH announced it had started the process for the closing of its construction equipment plant located in Imola, Italy and to relocate that production to other CNH facilities. In July 2009, CNH announced it had reorganized its Construction Equipment business’s management structure. Restructuring expense for the three months and year ended December 31, 2009 primarily consists of employee-related costs incurred due to headcount reduction actions being implemented under these plans. Utilization primarily represents payments of voluntary and involuntary employee severance costs, benefit plan curtailments and costs related to closing of facilities. CNH anticipates that the total cost of the actions that were initiated in the second and third quarters will be approximately $121 million before tax. Approximately $97 million, before tax, was recognized in 2009 relating to these actions. The balance is expected to be recognized in 2010.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2009 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2009	$294
Current year provision	328
Claims paid and other adjustments	(342)
Currency translation adjustment	21

Balance at December 31, 2009	$301

In connection with a logistics Services Agreement among CNH Global N.V. (“CNH Global”), PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron, and PGN purported to sign the contract “in the name and on behalf of” CNH Global. CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005, and as a result of the termination of the Services Agreement, Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the District Court issued an order requiring CNH Global to pay €1,500,000 to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At this point the matter returned to the District Court for a determination of liability.

On September 24, 2008, the District Court issued its interim award with respect to liability. The District Court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million. CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the District Court interim award with respect to liability is incorrect. The damages phase of the case is currently ongoing with Cheron having filed its Statement for the Record Commenting on the Damage and Change of Claim on September 30, 2009 and CNH Global having filed its Statement of Defence Commenting on the Damage on January 6, 2010. CNH Global anticipates that the damages phase of the case will be completed sometime during 2010. In addition, CNH Global plans to appeal the liability decision to the Court of Appeals in Amsterdam once a final award with respect to damages has been issued.

11. Employee Benefit Plans – During the third quarter of 2009, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of approximately $90 million.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

12. Shareholders’ Equity – As of December 31, 2009, CNH had 237.4 million common shares outstanding.

13. Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three months and years ended December 31, 2009 and 2008:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share attributable to CNH common shareholders	$0.12	$0.48	$(0.80)	$3.48

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.3	—	—	0.2

Weighted average common shares outstanding - dilutive	237.7	237.4	237.4	237.5

Diluted earnings (loss) per share attributable to CNH common shareholders	$0.12	$0.48	$(0.80)	$3.47

14. Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months and years ended December 31, 2009 and 2008 are as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Net income (loss)	$21	$102	$(222)	$824
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	25	(249)	419	(403)
Deferred gains (losses) on derivative financial instruments	(26)	(3)	21	(35)
Unrealized gains (losses) on retained interests in securitization transactions	8	1	20	(2)
Pension liability adjustment	(100)	(146)	(21)	(119)

Comprehensive income (loss)	(72)	(295)	217	265

Less: Comprehensive income (loss) attributable to noncontrolling interests	(7)	(13)	(31)	(1)

Comprehensive net income (loss) attributable to CNH	$(65)	$(282)	$248	$266

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

15. Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months and years ended December 31, 2009 and 2008 is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Trading profit reported to Fiat under IFRS	$144	$310	$470	$1,650
Adjustments to convert from trading profit under IFRS to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(21)	(5)	(51)	(43)
Accounting for intangible assets, primarily product development costs	(42)	(15)	(140)	(68)
Restructuring	(20)	(5)	(102)	(39)
Net financial expense	(77)	(99)	(287)	(289)
Accounting for receivable securitizations and other	60	(24)	17	(55)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$44	$162	$(93)	$1,156

The following summarizes trading profit under IFRS by segment:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Agricultural Equipment	$152	$308	$650	$1,234
Construction Equipment	(65)	(73)	(393)	26
Financial Services	57	75	213	390

Trading profit under IFRS	$144	$310	$470	$1,650

16. Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Net Income (Loss) Before Restructuring, After Tax and Earnings (Loss) Per Share Before Restructuring, After Tax

CNH defines net income (loss) before restructuring, after tax, as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income (loss) attributable to CNH to net income before restructuring, after tax and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Restructuring, after tax:
Restructuring	20	5	102	39
Tax benefit	(1)	(2)	(27)	(11)

Restructuring, after tax	19	3	75	28

Net income (loss) before restructuring, after tax	$47	$117	$(115)	$853

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) before restructuring, after tax	$47	$117	$(115)	$853

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.3	—	—	0.2

Weighted average common shares outstanding - dilutive	237.7	237.4	237.4	237.5

Diluted earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

20

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended December 31,				Year Ended December 31,
	2009		2008		2009		2008
	(in Millions)
Net sales	$3,213	100.0%	$3,662	100.0%	$12,783	100.0%	$17,366	100.0%
Less:
Cost of goods sold	2,690	83.7%	2,930	80.0%	10,862	85.0%	14,054	80.9%

Equipment Operations gross profit	523	16.3%	732	20.0%	1,921	15.0%	3,312	19.1%
Less:
Selling, general and administrative	310	9.6%	334	9.1%	1,150	9.0%	1,403	8.1%
Research and development	112	3.5%	99	2.7%	398	3.1%	422	2.4%

Equipment Operations operating profit	$101	3.1%	$299	8.2%	$373	2.9%	$1,487	8.6%

Net Debt (Cash)

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(in millions)
Total Debt	$4,302	$4,557	$8,138	$9,095
Less:
Cash and cash equivalents	290	173	973	460
Deposits in Fiat affiliates cash management pools	2,144	1,666	107	392
Intersegment notes receivables	2,398	2,295	634	—

Net Debt (Cash)	$(530)	$423	$6,424	$8,243

21

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions.

The following table presents calculation of Cash Flow Generated from Working Capital for Equipment Operations for the fourth quarter 2009:

	Balance as of September 30, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2009	Cash Generated from Working Capital
Accounts, notes receivable and other – net – Third Party	$843	$49	$(11)	$708	$173
Accounts, notes receivable and other – net – Intersegment	75	3	—	80	(2)

Accounts, notes receivable and other – net – Total	918	52	(11)	788	171

Inventories	3,762	(33)	—	3,297	432

Accounts payable – Third party	(1,565)	(23)	—	(1,835)	247
Accounts payable – Intersegment	(136)	(1)	—	(226)	89

Accounts payable – Total	(1,701)	(24)	—	(2,061)	336

Working Capital	$2,979	$(5)	$(11)	$2,024	$939

The following table presents calculation of Cash Flow Generated from Working Capital for Equipment Operations for the full year 2009:

	Balance as of December 31, 2008	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2009	Cash Generated from Working Capital
Accounts, notes receivable and other – net – Third Party	$1,424	$105	$(12)	$708	$809
Accounts, notes receivable and other – net – Intersegment	54	13	(2)	80	(15)

Accounts, notes receivable and other – net – Total	1,478	118	(14)	788	794

Inventories	4,485	209	(37)	3,297	1,360

Accounts payable – Third party	(2,691)	(113)	—	(1,835)	(969)
Accounts payable – Intersegment	(169)	(8)	—	(226)	49

Accounts payable – Total	(2,860)	(121)	—	(2,061)	(920)

Working Capital	$3,103	$206	$(51)	$2,024	$1,234

22

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations fourth quarter 2009 net sales as reported and on a constant currency basis:

	Three Months Ended December 31,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$2,626	$2,967	(11.5)%
Effect of currency translation	(231)		(7.8)%

Agriculture equipment net sales on a comparable basis	$2,395	$2,967	(19.3)%

Construction equipment net sales (as reported)	$587	$695	(15.5)%
Effect of currency translation	(51)		(7.4)%

Construction equipment net sales on a comparable basis	$536	$695	(22.9)%

The following table presents the change in Equipment Operations full year 2009 net sales as reported and on a constant currency basis:

	Year Ended December 31,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$10,663	$12,902	(17.4)%
Effect of currency translation	498		3.9%

Agriculture equipment net sales on a comparable basis	$11,161	$12,902	(13.5)%

Construction equipment net sales (as reported)	$2,120	$4,464	(52.5)%
Effect of currency translation	83		1.9%

Construction equipment net sales on a comparable basis	$2,203	$4,464	(50.6)%

23

2010 First Quarter Financial Results

April 21, 2010

FIAT GROUP

Agricultural and Construction Equipment

CNH

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Management Participants

Harold Boyanovsky

President and Chief Executive Officer

Richard Tobin

Chief Financial Officer

Marco Casalino

Vice President and Treasurer

Gerry Spahn

Senior Director, Investor Relations

2

Forward Looking Statements

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may impact our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Annual Report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global First Quarter 2010 Conference Call – April 21, 2010 3

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Highlights

•Net sales of equipment of $3.2 billion, up 6.1% over the comparable period? Agricultural equipment 2%

Construction equipment 27%

•Equipment operations operating profit increase of $105 Million compared to Q1 2009 Operating margin increase of 310 basis points to 4.4%

•Equipment operations net cash position increased by $226 Million to $756 Million

•Net income before restructuring and exceptional items of $38 Million? Basic EPS before restructuring and exceptional items: $.16/share

?Diluted EPS before restructuring and exceptional items: $.16/share

4

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Financial Highlights –First Quarter

5 Percent 3/31/20103/31/2009 Change Net Sales of Equipment 3,237$ 3,052$ 6% Equipment Operations Operating Profit *144$ 39$ 269% Financial Services Net Income 51 $1 $5,000 n.a. Net Income (Loss) Before Restructuring and Exeptional Items Attributable to CNH *38$ (125)$ n.a. Diluted EPS Before Restructuring and Exeptional Items Attributable to CNH Global N.V. Common Shareholders *0.16$ (0.53)$ n.a. Equipment Operations cash provided (used) by Operating Activity 117$ (435)$ n.a. Equipment Operations Net Debt (Cash) *(756)$ 888$ n.a. Quarter Ended

* See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Net Sales by Geographic Region–First Quarter

6

* See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.) $1,434 $1,291 $1,290 $1,362 $1,299 $833 $1,049 $1,385 $917 $804 $229$322$595$320$631$454$579$829$453$503$2,950$3,241$4,099$3,052$3,237$0 $1,000 $2,000 $3,000 $4,000 $5,000 2006 2007 2008 2009 2010 NARWERLARROW

-4.6%

-12.3%

+97.2%

+11.0%

+6.1%

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Net Sales and Operating Profit * Review –First Quarter

7

Operating Profit

Net Sales

Agriculture Equipment

Construction Equipment $1,935 $2,117 $2,925 $2,572 $2,626 $1,015 $1,124 $1,174 $480 $611 $2,950 $3,241 $4,099 $3,052 $3,237 $0 $1,000 $2,000 $3,000 $4,000 $5,000 20062007200820092010$79 $133 $235 $130 $180 $75 $86 $29 ($91)($36)$154 $219 $264 $39 $144 ($100)$0 $100 $200 $300 $400 20062007200820092010

* See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Operating Profit * Evolution –First Quarter $39 $1444520675(38)(3)Q1 ‘09 Volume & Mix Net Pricing Production Cost SG & AR & D Other Q1 ‘10

•Negative volume and mix largely as a result of reduced agricultural equipment sales in North America and Europe

•Positive net pricing as competitive commercial environments and aged whole goods incentives were offset by reduced input costs

•Positive production cost and SG&A variance from flow through of prior period cost containment programs and continued strict cost control environment

•Improved comparable FX on transactions and translation included in other

8

* See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Change in Net Debt (Cash) *

9

Net Cash increased by $226 million

*See Appendix for Definition and U.S. GAAP Reconciliation

**Primarily Intersegment Activity $530 $756971182231(156)(79)(32)Net Cash 12/31/09 Net Income Deprec. & Amort. Changes in AR Changes in Inventory Changes in AP Capital Expenditures Other **Net Cash 03/31/10

(U.S. GAAP, US$ in mils.)

The main drivers of the change in the Net Cash during Q1 2010 were as follows:

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Change in Net Debt (Cash) *20102009 Net Income (loss) 9$ (133)$ Depreciation & Amortization 71 62 Working Capital, Net of FX Impact For The Period **(53) (470) Other 90 106 Net Cash From Operating Activities 117 (435) Net Cash From Investing and Other ***(51) (44) All Other, Including FX Impact for the Period 160 14 (Increase) / Decrease in Net Debt (Cash) 226$ (465)$ Detail of Changes in Working Capital Account Receivables (156)$ 92$ Inventories (79) (180) Account Payables 182 (382) Working Capital, Net of FX Impact For The Period *(53)$ (470)$ First Quarter

*See Appendix for Definition and US GAAP Reconciliation

**Net change in receivables, inventories and payables including inter-segment receivables and payables

***Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

10

Inventory Reductions
(In Units of Equipment)


AG Majors
Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10
Company Inventory
Dealers' Inventory
CNH Produced Retails
CNH Production


CE Light + Heavy
Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10
Company Inventory
Dealers' Inventory
CNH Produced Retails
CNH Production

- **First Quarter Overproduction vs. Retail 18%**
- **33% Reduction in Forward Months of Supply**

- **First Quarter Underproduction vs. Retail 22%**
- **59% Reduction in Forward Months of Supply**

CNH Global First Quarter 2010 Conference Call – April 21, 2010
11

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Financial Services Update

•Funding Position Continues to Improve

•2 New Transactions Closed in the Quarter totaling $1.3 billion generating $291 million in incremental cash? Both securitization transactions in the United States, 1 Retail and 1 Wholesale

•Adopted FAS 166 & FAS 167 on January 1, 2010? Significant portion of Capital’s securitization trusts, facilities and transactions no longer qualify for off-book treatment

?FAS 166 and 167 adoption resulted in $5.7 billion increase in CNH’s total assets and total liabilities and $41 million decrease in total equity

•The Risk Environment is Stabilizing

•General and Administrative Expenses Favorable due to Continued Cost Controls

12

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Industry Units Volume –First Quarter Agricultural & Construction Equipment-2 4 6 8 10 -50 100 150 200 250 300 2006 2007 2008 2009 2010 NARWERLARRoWCombinesTractorCombines

Q1 ‘10

Industry

(change vs.

prior year) CNH

(performance relative to mkt)

World Wide 14% —

North America 1% —

<40hp 4% —

40+hp(1)% —

Western Europe(23)% =

Latin America 29% —

Rest of World 30% —

World Wide(2)% +

North America 1% +

Western Europe(34)% =

Latin America 65% +

Rest of World(9)% +

Q1 ‘10

Industry

(change vs.

prior year) CNH

(performance relative to mkt)

World Wide 21% —

North America(4)% —

Western Europe(6)% =

Latin America 77% —

Rest of World 55% =

World Wide 40% =

North America(16)% =

Western Europe(14)% +

Latin America 81% +

Rest of World 57% =

Tractors

Combines

Light

Heavy

13

Tractors-50 100 150 200 250 2006 2007 2008 2009 2010 HeavySkid Steer Loaders & Backhoe Loaders Other Light

Preliminary Results (Units in thousands)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Agricultural Equipment Industry Drivers –IHS Global Insight

Source: IHS Global Insight March 2010

Note: Marketing year ending May 31 of year indicated for Wheat and August 31 for Corn and Soybean $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 ’99 ’02 ’05 ’08’11F’14FCornSoybeansWheat

14

CNH Global First Quarter 2010 Conference Call – April 21, 2010 CE Industry Key Drivers–IHS Global Insight $0$200$400$600$800$1,000$1,200$1,400’99’02’05’08’11F’14F

US Nonresidential Construction Spending

$US in billions

Source: IHS Global Insight March 2010

Gradual return to pre-crisis level

•Asia to remain strong

•Latin America to restart growth phase in 2010

•CIS growth to return in 2011

Global GDP Trends

US Housing Starts

In millions of Units 0.01.02.03.0’99’02’05’08’11F’14F

2008 2009 2010F 2011F 2012F 2013F 2014F

World 1.7% -2.1% 3.0% 3.2% 3.7% 3.6% 3.6%

North America 0.4% -2.4% 2.9% 2.9% 3.7% 3.2% 2.7%

Europe 0.7% -4.1% 1.1% 1.7% 2.1% 2.3% 2.5%

CIS 5.2% -7.4% 2.7% 4.0% 3.9% 4.0% 4.0%

Asia less Japan 5.8% 4.4% 7.1% 6.4% 6.6% 6.7% 6.7%

Latin America 5.1% -0.6% 3.5% 4.7% 4.7% 4.4% 4.3%

15

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Full Year Industry Outlook –2010

*See Appendix for Geographic Information

16

FY ‘10

Industry

(change vs.

prior year)

World Wide 0 –5%

North America(0 -5%)

<40hp(0 -5%)

40+hp(5 -10%)

Western Europe(5 -10%)

Latin America 10 -15%

Rest of World 0 -5%

World Wide(0 -5%)

North America 0 -5%

Western Europe(25 -30%)

Latin America 20 -25%

Rest of World(5 -10%)

FY ‘10

Industry

(change vs.

prior year)

World Wide 10 -15%

North America 0 -5%

Western Europe(0 -5%)

Latin America 60 -65%

Rest of World 20 -25%

World Wide 20 -25%

North America(0 -5%)

Western Europe ~(5%)

Latin America 60 -65%

Rest of World 25 -30%

Tractors

Combines

Light

Heavy

•Global AG market demand flat to up +5% vs. last year

?Demand remain strong in LA

?NA softening in latter part of year

?Weak economy in WE penalizing equipment demand

•Worldwide industry demand for Light & Heavy Equipment up 15–20%

?Construction activity up in LA & ROW regions lead to global industry growth

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Today’s Message

First Quarter 2010 Summary

•Both AG and CE Operating Profit up in mixed environment? Tractor market mixed, CNH outperformed combine market

?CE Operations cut Q1 loss in half on better production volume

•Continued tight inventory management

•Net Equipment Operations Cash on hand improved

2010 Outlook

•NAR AG market up slightly? Prepared for Tier IV

•CE should remain stable? Continue to under produce retail

•Opportunities in LAR and ROW

17

CNH Global First Quarter 2010 Conference Call – April 21, 2010 For Further Information

Please Contact Investor Relations:

Gerry Spahnphone: 1-630-887-2385 e-mail: gerry.spahn@cnh.com

Federico Catastaphone: 1-630-887-3745 e-mail: federico.catasta@cnh.com

Case New Holland Inc.

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

USA

Fax: 1-630-887-3890

E-mail: wwinvestorrelations@cnh.com

Website: www.cnh.com

18

Appendix

CNH Global First Quarter 2010 Conference Call – April 21, 2010 CNH Agricultural and Construction Equipment Net Sales Change Details *

(U.S. GAAP, US$ in mils.)

* See Appendix for Geographic Information% Change vs 2009 of which Currency (U.S. GAAP, US$ in mils.) North America(5)% 4% AG(3) 4CE(13) 2 Western Europe(12)% 6% AG(15)6CE46 Latin America97% 35% AG8732CE12141Rest of World11% 7% AG48CE412World6%8%AG28CE2711Q1 2010

CNH Global First Quarter 2010 Conference Call – April 21, 2010 First Quarter Agricultural and Construction Industry Other Country’s Details *Industry % Change Year over Year Tractors Combines Light EqHeavy EqWestern Europe(23)% (34)% (6)% (14)% France(32)% (37)% (7)% (15)% Germany(22)% (39)% (19)% (10)% Italy(15)% (8)% (2)% (15)% Spain(21)% (29)% 23% (14)% UK(14)% (9)% 1% (11)% All Other(25)% (49)% (9)% (20)% Latin America29% 65% 77% 81% Brazil52% 72% 113% 168% Argentina31% 60% 208% 54% All Other46% 32% 19% 16% Rest of World 30% (9)% 55% 57% Australia & New Zealand(11)% (51)% 159% 63% Eastern Europe **(47)% (36)% (45)% (61)% CIS ***(51)% 15% 144% 46% China36% -44% 54% Pakistan21%—(63)% Turkey193% 450% 249% 299% South Africa(42)% (36)% 39% (30)% All Other(6)% (20)% 83% 83% AGCE

*See Appendix for Geographic Information

**Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia

***CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Net Income (Loss) Before Restructuring and Exceptional Items 2010 2009 Net income (loss) attributable to CNH16$ (126)$ Restructuring, after tax: Restructuring2 2 Tax benefit- (1) Restructuring, after tax2 1 Exceptional items: Tax charge for Medicare Part D retiree drug subsidy20—Net Income (loss) before restructuring and exceptional items 38$ (125)$ Weighted average common shares outstanding—basic 237.5 237.4 Basic earnings (loss) per share before restructuring and exceptional items 0.16$ (0.53)$ Weighted average common shares outstanding—basic 237.5 237.4 Effect of dilutive securities (when dilutive): Stock Compensation Plans 0.7—Weighted average common shares outstanding—diluted 238.2 237.4 Diluted earnings (loss) per share before restructuring and exceptional items 0.16$ (0.53)$ First Quarter

CNH defines net income(loss) before restructuring and exceptional item as U.S.GAAP net income(loss) attributable to CNH, less restructuring expense and exceptional items, after tax applicable to restructuring and exceptional items. We believe that net income(loss) before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

Net income(loss) before restructuring and exceptional items is a ”non-GAAP financial measure” as this term is defined under the Securities Act of 1933. As a result, the following table reconciles U.S.GAAP net income(loss) to net income(loss) before restructuring and exceptional items, for all periods presented and the related pro-forma computation of earnings per share:

(U.S. GAAP, US$ in mils., except per share data)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Operating Profit 2010% of Net Sales 2009% of Net Sales Net sales 3,237$ 3,052$ Less: Cost of goods sold 2,6982,627 Gross Profit 53916.7% 42513.9% Less: Selling, general and administrative 296293 Research and development 9993 Operating Profit 144$ 4.4%39$ 1.3% First Quarter

CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Segment Analysis 2010 2009 Trading Profit Under IFRS *Agricultural Equipment154$ 108$ Construction Equipment(35) (103) Trading Profit Under IFRS119 5 IFRS to U.S. GAAP Adjustments Accounting for Benefit Plans(6) (10) Intangible Asset Amortization, Primarily Development Costs(37) (25) IFRS Reclassifications **52 40 Other (Income) / Expense(16) (18) Total Adjustments(7) (13) Plus: U.S. GAAP “Other, net” 32 47 U.S. GAAP Operating Profit ***144$ 39$ U.S. GAAP Operating Profit by Segment Agricultural Equipment180$ 130$ Construction Equipment(36)$ (91)$ U.S. GAAP Operating Profit by Segment as a % of Net Sales Agricultural Equipment6.9% 5.1% Construction Equipment(5.9)% (19.0)% First Quarter

(U.S. GAAP, US$ in mils.)

*2010 First Quarter Press Release, Financial Statements, Footnote 14 -Segment Information

**The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense

***See Appendix for Definition and U.S. GAAP Reconciliation

Credit Lines and Net Debt

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH Credit Lines and Net Debt at March 31, 2010:

	March 31 2010					December 31 2009				
	Line	Drawn			Available	Line	Drawn			Available
		Consol.	*Eq.Op.*	*FS*	*Consol.*		*Consol.*	*Eq.Op.*	*FS*	*Consol.*
Committed Lines with Third Parties	1,006	1,006	896	110	-	1,060	1,060	952	108	-
ABCP Facilities and BNDES Financing *	5,343	3,727	-	3,727	1,616	3,713	2,461	-	2,461	1,252
Uncommitted Lines with Third Parties	1,436	842	31	811	594	566	299	37	262	267
Committed Revolving Credit Facility with Fiat		-			-	1,000	418	16	402	582
Uncommitted Lines with Fiat	2,664	717	4	713	1,947	2,848	580	2	578	2,268
Total Credit Lines	**10,449**	**6,292**	**931**	**5,361**	**4,157**	**9,187**	**4,818**	**1,007**	**3,811**	**4,369**
of which with Fiat support	4,021	2,074	408	1,666	1,947	5,255	2,405	450	1,955	2,850
Bonds		1,725	1,725	-			1,723	1,723	-	
Third Party Loans *		5,218	21	5,197			975	18	957	
Fiat Loans		1,705	930	775			1,892	920	972	
Intersegment Loans		-	489	2,485			-	634	2,398	
Total Notes and Loans		**8,648**	**3,165**	**8,457**			**4,590**	**3,295**	**4,327**	
Total Debt		**14,940**	**4,096**	**13,818**			**9,408**	**4,302**	**8,138**	
Cash with Third Parties		(874)	(214)	(660)			(1,263)	(290)	(973)	
Cash with Fiat		(2,185)	(2,153)	(32)			(2,251)	(2,144)	(107)	
Intersegment Receivables		-	(2,485)	(489)			-	(2,398)	(634)	
Net Debt		**11,881**	**(756)**	**12,637**			**5,894**	**(530)**	**6,424**	

* Items impacted by the adoption of FAS 166 & FAS 167 on January 1, 2010

CNH Global First Quarter 2010 Conference Call – April 21, 2010 25

Equipment Operations Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

Net Debt (Cash) of Equipment Operations is defined as total debt of Equipment Operations less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment notes receivables. We believe that Net Debt (Cash), as defined, is a useful analytical tool for measuring our effective borrowing requirements, excluding our inter-segment Notes Receivable from Financial Services and the effect of certain of our cash management practices. The calculation of Net Debt (Cash) is shown below:

	March 31, 2010			December 31, 2009		
	Credit Lines	Other	Total	Credit Lines	Other	Total
Short Term Debt						
With Fiat Affiliates	$ 4	$ 22	$ 26	$ 2	$ 5	$ 7
Other	45	1	46	127	2	129
Intersegment	-	-	-	-	161	161
Total	**49**	**23**	**72**	**129**	**168**	**297**
Long Term Debt *						
Wth Fiat Affiliates	-	908	908	16	915	931
Other	882	1,745	2,627	862	1,739	2,601
Intersegment	-	489	489	-	473	473
Total	**882**	**3,142**	**4,024**	**878**	**3,127**	**4,005**
Total Debt	**$ 931**	**$ 3,165**	**4,096**	**$ 1,007**	**$ 3,295**	**4,302**
less:						
Cash and Cash Equivalents			(214)			(290)
Deposits in Fiat Affiliates Cash Management Pools			(2,153)			(2,144)
Intersegment Notes Receivable			(2,485)			(2,398)
Net Debt (Cash)			$ (756)			$ (530)

*Including Current Maturities of Long Term Debt.

CNH Global First Quarter 2010 Conference Call – April 21, 2010 26

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Long Term Debt *

(U.S. GAAP, US$ in mils.)

*Including Current Maturities of Long Term Debt.

**Public Notes are reported net of any premium/discount.

The following table summarizes CNH’s Equipment Operations long term debt maturities at March 31, 2010 and December 31, 2009: March 31,2010 December 31,2009 Public Notes **Payable in 2009 (June)-$ Payable in 2013 (September) 975 973 Payable in 2014 (March) 500 500 Payable in 2016 (January) 250 250 Total Public Notes 1,725 1,723 Funding from Fiat Affiliates Fiat Committed Revolving Facility- 16 Notes Payable in 2010 (May) and 2012 (August) 108 115 Notes Payable in 2017 (June) 800 800 908 931 Other Long Term Uses of Credit Lines 882 862 Other Long Term Debt20 16 Long Term Intersegment 489 473 Total 4,024$ 4,005$

Equipment Operations Change in Net Debt (Cash)

We believe that the change in Net Debt (Cash) of Equipment Operations, as defined elsewhere in this presentation, is a useful analytical tool for measuring changes in our effective borrowing requirements, excluding our inter-segment notes receivable from Financial Services and the effect of certain of our cash management practices.

The change in Net Debt (Cash) should not be considered an alternative to the statement of cash flows prepared under U.S. GAAP for purposes of evaluating sources and uses of cash and cash equivalents.

Change in Net Debt (Cash) is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide reconciles the increase (decrease) in cash and cash equivalents, the U.S. GAAP financial measure which we believe to be most comparable, to (increase) decrease in Net Debt (Cash).

CNH Global First Quarter 2010 Conference Call – April 21, 2010 28

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Change in Net Debt (Cash) 2010 2009 Increase (Decrease) In Cash and Cash Equivalents (76)$ (18)$ Intersegment Financing Activities 235 91 Increase (Decrease) in Cash and Cash Equivalents Excluding Intersegment Financing Activities 159 73 Net (Increase) Decrease in Indebtedness 40 5 Net Deposits In (Withdrawals From) Fiat Cash Pools 37 (563) Other—Primarily Effect of Foreign Exchange Rate Changes on Indebtedness and Intersegment Notes Receivable (10) 20 (Increase)/Decrease in Net Debt (Cash) 226$ (465)$ First Quarter

(U.S. GAAP, US$ in mils.)

Equipment Operations Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) attributable to CNH of Equipment Operations excluding (i) net interest expense, (ii) income tax provision (benefit), (iii) depreciation and amortization and (iv) restructuring. Net interest expense is defined as (i) interest expense (excluding interest compensation to Financial Services) less (ii) finance and interest income.

We believe that Adjusted EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance.

Adjusted EBITDA is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide summarizes the computation of Adjusted EBITDA for all period presented.

CNH Global First Quarter 2010 Conference Call – April 21, 2010 30

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Equipment Operations Adjusted EBITDA20102009Q1 2010Q1 2009 Net income (loss) attributable to CNH16$ (126)$ (48)$ 587$ Net interest expense: Interest expense81 79 322 362 Less: Finance and interest income(29) (34) (126) (194) Net interest expense52 45 196 168 Income tax provision (benefit)60 17 76 263 Depreciation and Amortization71 62 279 259 Restructuring2 2 102 23 Adjusted EBITDA 201$ -$ 605$ 1,300$ Last Twelve Months Ended First Quarter

(U.S. GAAP, US$ in mils.)

CNH Global First Quarter 2010 Conference Call – April 21, 2010 Geographic Information

•Certain Financial and Market Information in this Presentation has Been Presented Separately by Geographic Area; CNH Defines Its Geographic Areas as:? North America

?Western Europe

?Latin America and

?Rest of World

•As Used in this Presentation, all References to “North America,” “Western Europe,” “Latin America” and “Rest of World” are Defined as Follows:? North America –United States and Canada

?Western Europe –Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom

?Latin America –Mexico, Central and South America, and the Caribbean Islands

?Rest of World –those areas not included in North America, Western Europe and Latin America as defined above. This area will include China (as reported) but not India unless specifically noted.

CNH Global First Quarter 2010 Conference Call – April 21, Market Share / Market Position Data

Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by Equipment Manufacturers Associations including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Russia, Turkey, and Brazil.

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global First Quarter 2010 Conference Call – April 21, 2010

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